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Renee M. Hardt Shareholder +1 312 609 7616 rhardt@vedderprice.com

August 2, 2017

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C.  20549

Attn:	Elisabeth Bentzinger

Re:	Nuveen Investment Trust (the “Registrant”)
Registration Statement on Form N-14
File No. 333-219051

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on July 24, 2017 and July 28, 2017 with respect to the Registrant’s Registration Statement on Form N-14 filed on June 29, 2017 (the “Registration Statement”) relating to the issuance of Class A, Class C and Class I shares in connection with the proposed reorganization of Nuveen Core Dividend Fund (the “Target Fund”) into Nuveen Large Cap Value Fund (the “Acquiring Fund”), each a series of the Registrant (the “Reorganization”). The Target Fund and the Acquiring Fund are each referred to herein as a “Fund” and collectively as the “Funds.” Any capitalized terms used but not defined herein have the same meanings as given to them in the Registration Statement. Set forth below are the staff’s comments and the Registrant’s responses.

Proxy Statement/Prospectus

Comment (1)    In the first Q&A, please explain supplementally how the combined fund will recognize cost savings when “Other Expenses” and “Total Annual Fund Operating Expenses” are expected to increase slightly after the Reorganization.

Response:        Registrant has revised the relevant disclosure to explain how the combined fund will recognize cost savings.

Comment (2)     In the first Q&A, please disclose that the Acquiring Fund’s total annual operating expenses could increase after July 31, 2019 since there is no guarantee that the expense cap will be extended after such date.

Response:        Registrant has made the requested change to the disclosure.

Comment (3)      In the second Q&A and other places where such disclosure appears in the Registration Statement, please change the reference to “total value” to “total net asset value.”

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Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, Vedder Price (CA), LLP, which operates in California, and Vedder Price Pte. Ltd., which operates in Singapore.

U.S. Securities and Exchange Commission

Response:          Registrant has made the requested changes to the disclosure.

Comment (4)      In the fifth Q&A, please update the market capitalization range of the Russell 1000 Index. Also, please include the capitalization range of the Russell 1000 Index in the “Principal Investment Strategies” section.

Response:          Registrant has revised the relevant disclosure to account for the capitalization range of the Russell 1000 Index following its most recent reconstitution.

Comment (5)      In the question and answer regarding who will bear the costs of the Reorganization, please confirm that the Reorganization expenses Nuveen is anticipated to absorb as a result of the Funds’ expense caps are not subject to recoupment.

Response:          Registrant confirms that such expenses are not subject to recoupment.

Comment (6)      In the question and answer regarding who will bear the costs of the Reorganization, please disclose with more prominence the fact that the Acquiring Fund will bear Reorganization expenses of $90,000.

Response:          Registrant has revised the disclosure to make more prominent the fact that the Acquiring Fund will bear reorganization expenses of approximately $90,000.

Comment (7)      In the Q&A regarding voting, the shareholder letter and the Notice, please disclose that shareholders may vote in person.

Response:          The Q&A, shareholder letter and the Notice have been revised to include disclosure that shareholders may vote in person.

Comment (8)      Under the heading “Summary” which begins on page 2, please compare the Funds’ investment objectives and policies and highlight any differences.

Response:          Registrant has revised the disclosure to include a comparison of the Funds’ investment objectives and investment policies and to highlight the differences.

Comment (9)      On page 2 under “Distribution, Purchase, Redemption, Exchange of Shares and Dividends,” please update the second sentence to include Class T shares.

Response:          Registrant has revised the disclosure to note that (i) each Fund has established and designated (but is not currently offering) Class T shares and (ii) on May 31, 2017, the Adviser seeded Class T shares of the Acquiring Fund.

Comment (10)   On page 5 in the “Principal Investment Strategies” chart, please highlight in the “Differences” column that the Acquiring Fund focuses on equity securities with value characteristics.

Response:          Registrant has revised the disclosure in the “Principal Investment Strategies” chart to include that the Acquiring Fund focuses on equity securities with value characteristics.

U.S. Securities and Exchange Commission

Comment (11)     Please confirm supplementally that the Funds’ fees and expenses in the Fee and Expense table are current as required by Form N-14.

Response:          Registrant confirms that the Funds’ current fees and expenses do not differ materially from those shown in the Fee and Expense table in the Proxy Statement/Prospectus.

Comment (12)     In footnote 1 to the Shareholder Fees table, please delete the second sentence as it is repetitive of footnote 2 to the same table.

Response:          Registrant has revised the disclosure to remove the second sentence in footnote 1 to the Shareholder Fees table.

Comment (13)     In the Examples, please clarify what the reference to November 1, 2017 applies to (i.e., whether it applies to all of the expense caps referenced in the footnotes to the Annual Fund Operating Expense table).

Response:          Registrant has revised the disclosure to clarify that November 1, 2017 is the start date the example assumes for each Fund and the Acquiring Fund’s Pro Forma. The assumed date of November 1, 2017 determines the number of months the expense cap is assumed to be in place for purposes of calculating the examples.

Comment (14)     The two tables of Examples include the same numbers. If accurate, please delete the second table and state that the amounts are the same regardless of whether a shareholder sells their shares at the end of the period.

Response:          Registrant has revised the disclosure to remove the second table and added the requested disclosure.

Comment (15)     In the Examples for the Acquiring Fund Pro Forma, the three and five year numbers are lower than the three and five year numbers for the Acquiring Fund. Please confirm this is accurate given that the Acquiring Fund’s Total Annual Fund Operating Expenses are expected to increase slightly after the Reorganization.

Response:          Registrant confirms that the numbers are accurate.

Comment (16)     In the footnotes to the performance bar charts, please update the performance to June 30, 2017.

Response:          Registrant has revised the disclosure to state the Target Fund’s and the Acquiring Fund’s performance as of June 30, 2017.

Comment (17)     Each Fund had a portfolio turnover rate in excess of 100% for its most recent fiscal year. Please include Frequent Trading Risk for the Funds or explain why this risk is not included.

Response:          Registrant has revised the disclosure to add Frequent Trading Risk for the Funds.

U.S. Securities and Exchange Commission

Comment (18)     On page 16 under “Board Members and Officers,” please delete the two references to the Acquiring Fund in the second paragraph since the Funds are included in the same SAI.

Response:          Registrant has revised the disclosure to remove the references to the Acquiring Fund.

Comment (19)     Beginning on page 16 under “Distribution, Purchase, Redemption, Exchange of Shares and Dividends,” please revise the first two sentences to add Class T shares and update the number of share classes.

Response:          Registrant has revised the disclosure to note that (i) each Fund has established and designated (but is not currently offering) Class T shares and (ii) on May 31, 2017, the Adviser seeded Class T shares of the Acquiring Fund.

Comment (20)     Beginning on page 16 under “Distribution, Purchase, Redemption, Exchange of Shares and Dividends,” please include the disclosure required by Form N-1A, Item 11(c)(7) and (8).

Response:          Registrant has added the requested disclosure.

Comment (21)     On page 17, in the second paragraph after the table, please delete the two references to the Acquiring Fund since the Funds are included in the same prospectus and SAI.

Response:          Registrant has revised the disclosure to remove the references to the Acquiring Fund.

Comment (22)     In the section “Approval of the Proposed Reorganization by the Board of Trustees” beginning on page 18, please: (a) include the reasons the Reorganization is proposed consistent with the Q&A and shareholder letter, and (b) confirm that any adverse consequences of the Reorganization the Board considered have been disclosed.

Response:          Registrant has revised the disclosure to include the reasons the Reorganization is proposed consistent with the Q&A and shareholder letter.

Registrant believes that the Board Considerations disclose all material factors considered by the Board, which include potential benefits of the Reorganization as well as potential adverse consequences of the Reorganization including the possibility of gains and losses in connection with a repositioning and the costs of the Reorganization. Registrant also notes that there is detailed disclosure on each of these topics elsewhere in the Proxy Statement/Prospectus including the Q&A and section captioned “The Proposed Reorganization – Material Federal Income Tax Consequences.”

Comment (23)     In the section “Approval of the Proposed Reorganization by the Board of Trustees—Relative Investment Performance” beginning on page 19, there is a reference to

U.S. Securities and Exchange Commission

three-year performance for the Target Fund when the Target Fund does not have three years of performance. Please revise accordingly.

Response:          Registrant notes that the inception of the Target Fund was June 17, 2013. Accordingly, no change has been made in response to this comment.

Comment (24)     Under “The Proposed Reorganization” beginning on page 21, please delete the last sentence in the first paragraph.

Response:          Registrant has deleted the last sentence in the first paragraph.

Comment (25)     Under “Description of Securities to Be Issued” beginning on page 22, please (a) confirm that there are no Class T shares outstanding, and (b) revise the paragraph regarding voting rights to refer to both Funds since the same voting rights apply to both.

Response:          Registrant confirms that here are no Class T shares outstanding for the Target Fund and, as noted in the Proxy Statement/Prospectus, the only Class T shares outstanding for the Acquiring Fund are those that were purchased by the Adviser on May 31, 2017. Registrant has revised the paragraph regarding voting rights.

Comment (26)     On page 25 in the paragraph which begins “As explained above,” please change the reference in the first sentence from “may” to “will.”

Response:          Registrant has made the requested change to the disclosure.

Comment (27)     Under “Reorganization Expenses” on page 26, if true, please disclose that the $180,000 estimate does not include the $11,000 in brokerage costs associated with the portfolio repositioning.

Response:          Registrant has made the requested change to the disclosure.

Part C

Comment (28)     Please file the final Agreement and plan of Reorganization in a POS EX filing.

Response:          Registrant will file the final Agreement and Plan of Reorganization in a POS EX filing.

Comment (29)     Since the legal opinion is delivered prior to the Reorganization, please delete the following from the legal opinion and re-file the opinion in a POS EX filing: This opinion is given to you as of the date hereof, and we assume no obligation to advise you of any change that may hereafter be brought to our attention.

Alternatively, please explain supplementally the results if a material change were to occur between the time when the opinion was issued and issuance of the shares in the Reorganization.

U.S. Securities and Exchange Commission

Response:          Counsel believes that the opinion is consistent with the requirements of Staff Legal Bulletin No. 19 and that the referenced language is customary market practice for opinions, including share issuance opinions. Counsel further notes that counsel has not been engaged to, nor does counsel believe that is has a duty to, monitor for changes after the legality opinion has been issued. Accordingly, counsel respectfully declines to make the requested change to the legal opinion. Moreover, counsel is unable to explain what course of action would be taken if a material change were to occur between the time when the opinion was issued and when the shares are issued in the Reorganization, as this would depend on the facts of the circumstances of such material change.

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Please direct your questions regarding this filing to the undersigned at (312) 609-7616.

Very truly yours,

/s/ Renee M. Hardt

Renee M. Hardt

RMH/ser